FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Report of Other Relevant Information

Banco Santander, S.A. (the “Bank” or “Santander”), in accordance with the provisions of the Spanish capital markets regulations, announces:

OTHER RELEVANT INFORMATION

On 2 April 2020, following the recommendation made by the European Central Bank on 27 March 2020 to all European banks under its supervision to preserve capital by cancelling the payment of dividends against 2019 and 2020 results, Santander announced its decision to withdraw the proposal under Item Two (Application of results obtained during financial year 2019) from the agenda of the ordinary general shareholders’ meeting of the Bank to be held on 3 April 2020 on second call.

Today, as announced as inside information in a disclosure sent to the Spanish National Securities Commission (CNMV), the board of directors of Santander has resolved to call the ordinary general shareholders’ meeting of the Bank on 26 and 27 October, on first and second call, respectively, and submitted a new proposal for the application of results obtained during financial year 2019 to that general meeting.

Today’s disclosure also includes the rest of the items on the general shareholders’ meeting agenda.

In accordance with Royal Decree-Law 8/2020 of 17 March, regarding urgent extraordinary measures to address the economic and social impact of COVID-19 (Art. 41.3) (Real Decreto- ley 8/2020, de 17 de marzo, de medidas urgentes extraordinarias para hacer frente al impacto económico y social del COVID-19 (Art. 41.3)), the Bank hereby attaches:

•

The proposal stated by the board of directors for item one on the agenda of the aforementioned meeting (Application of results obtained during financial year 2019), as well as the justification for it.

•

The communication from the Bank´s auditor in which it is confirmed that the auditor would have not changed its audit opinion if it had known the new application of results proposal when its audit reports on the individual and consolidated 2019 Financial Reports were signed.

Boadilla del Monte (Madrid), 21 September 2020

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF BANCO SANTANDER, S.A. – OCTOBER 2020

Item One.-	Application of results obtained during financial year 2019.

RATIONALE SUBMITTED BY THE BOARD OF DIRECTORS OF BANCO SANTANDER, S.A. REGARDING THE PROPOSAL REFERRED TO IN ITEM ONE ON THE AGENDA FOR THE GENERAL SHAREHOLDERS’ MEETING CALLED FOR 26 OCTOBER 2020, ON FIRST CALL, AND FOR 27 OCTOBER 2020, ON SECOND CALL

This rationale is submitted in compliance with the provisions of section 40.6.bis of Royal Decree-Law 8/2020 of 17 March on urgent extraordinary measures to address the economic and social impact of COVID-19, and is intended to report on the reasons why the board of directors of Banco Santander, S.A. (“Banco Santander” or the “Bank”) has chosen to replace the proposed application of results contained in the notes to the annual accounts corresponding to financial year 2019, which were already approved by the shareholders at the general shareholders’ meeting held on 3 April 2020, with the proposed application of results that is submitted for approval by the shareholders under item One on the agenda.

The notes to the Bank’s annual accounts for financial year 2019 included a proposed application of results that contemplated the use of an amount of up to 1,761,520,145.69 euros to pay a portion of the 2019 final dividend and the acquisition of bonus share rights that were to be provided to the shareholders through the Santander Dividendo Elección scrip dividend scheme within the framework of the dividend policy for 2019.

On 27 February 2020 the board of directors resolved to submit the above-described application of results to the shareholders at the general shareholders’ meeting called to be held on 2 April 2020, on first call, and 3 April 2020, on second call, under item Two on the agenda (Application of results obtained during Financial Year 2019).

However, on 27 March 2020 the European Central Bank (ECB) issued a recommendation in which it asked all European credit institutions under its supervision to refrain, at least until 1 October 2020, from paying out dividends with a charge to the results from financial years 2019 and 2020 or to make irrevocable commitments to pay out them, in order to preserve capital (“Recommendation I”).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	1/3

Taking into account Recommendation I and in line with the Bank’s mission to help people and businesses prosper, on 2 April 2020 the board of directors thus decided to cancel the payment of the 2019 final dividend and the dividend policy for 2020, resolving to this end, among other issues, to withdraw from the agenda for said general meeting the proposal corresponding to item Two (Application of results obtained during Financial Year 2019), deferring the decision on the application of results obtained by the Bank during financial year 2019 to a meeting to be held no later than 31 October 2020. The Bank reported all of the above through the corresponding notice of inside information (información privilegiada) addressed to the CNMV on that same 2 April 2020 and at the general shareholders’ meeting held on 3 April 2020, at which it expressly warned that the proposed application of results submitted at the next meeting might differ from the one initially submitted.

Subsequently, on 27 July 2020, the ECB issued a second recommendation to all European credit institutions under its supervision extending the effects of Recommendation I and asking them to refrain, until 1 January 2021, from paying out dividends from the results for financial years 2019 and 2020 or from entering into irrevocable commitments to pay out them (“Recommendation II”).

In compliance with Recommendation II, the board of directors has resolved to replace the initial proposed application of results with the one being submitted for approval by the shareholders under item One on the agenda, which provides for allocating the entirety of the Bank’s results for financial year 2019 to increase the Voluntary Reserve, except for the amount used for payment of the dividend paid prior to the date of the ordinary general meeting and the issuance of Recommendation I.

Despite the fact that, as announced on 23 March 2020, the Bank meets the capital requirements and the board of directors is comfortable with its capital buffers over regulatory requirements, Recommendation I and Recommendation II are considered to be extremely significant, given the strength and authority of the ECB’s recommendations. This means that it is now appropriate to amend the proposed application of results obtained by the Bank in financial year 2019 and to apply the entire amount of the results pending application to increasing the Bank’s Voluntary Reserve.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	2/3

Proposal:

To approve the application of results in the amount of 3,530,216,306.15 euros obtained by the Bank in financial year 2019, to be distributed as follows:

Euros	1,661,811,458.20	to the payment of the dividend already paid prior to the date of the ordinary General Meeting.

Euros	1,868,404,847.95	to increase the Voluntary Reserve.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	3/3

FREE TRANSLATION OF THE ORIGINAL IN SPANISH. IN CASE OF A DISCREPANCY THE SPANISH VERSION PREVAILS

September 21, 2020

Banco Santander, S.A.

Ciudad Financiera Grupo Santander

Avenida de Cantabria s/n

28660 Boadilla del Monte

Madrid, Spain

For the attention of the Board of Directors

Dear Sirs:

The notice of the General Shareholders´ Meeting of Banco Santander, S.A. (the Bank) dated February 28, 2020 includes the following Proposal for the Application of Profits agreed by the Board of Directors in their meeting of February 27, 2020:

Millions of euros
Dividend distributed at December 31*	1 662
Complementary dividend (including, if appropriate, cash dividend of shareholders opting to receive cash in scrip dividend)**	1 761

3 423
Voluntary reserves	107

Profit for the year	3 530

*	Recognised in in Shareholders´ equity – Interim dividends.
**	Assuming % of requests for cash of 20%.

This proposal is also included in note 4 to the Bank´s standalone and consolidated financial statements for the year ended December 31, 2019, which were prepared by the Board of Directors of the Bank at the aforementioned meeting and in respect of which on February 28, 2020 we issued our audit report which expressed, in both cases, an unqualified opinion.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290	1

As indicated in the attached Appendix, the Bank´s Board of Directors, in their meeting of September 21, 2020 took the decision to replace the agreed initially Proposal for the Application of Profits, once agreed in the Board of Directors in their meeting of April 2, 2020 the deferral of the decision on the aforementioned initial Proposal for the Application of Profits was agreed for the General Shareholders´ meeting of April 3, 2020:

Millions of euros
The payment of the dividend already paid prior to the date of the General Shareholders´ Meeting *	1 662
Voluntary reserves	1 868

Profit for the year	3 530

*	Recognised in Shareholders´ equity – Interim dividends.

In this context, we confirm that this decision of the Bank´s Board of Directors related to the proposal for the distribution of dividends of 2019 issued on September 21, 2020 would not have modified our audit opinion expressed in our audit reports dated February 28, 2020 in respect to the standalone and consolidated financial statements of Banco Santander, S.A. for the year ended December 31, 2019, had we known of the new proposal at the time of our signing such reports.

This document refers exclusively to the decision to modify the proposal that will be submitted to the General Shareholders´ Meeting for approval in relation to the application of the results. Since February 28, 2020, the date of issuance of our audit reports, we have not performed any audit procedures on any other matters or in respect of subsequent events that may have occurred since that date.

This letter is issued at the request of the Bank´s Board of Directors, for the purposes of informing the General Shareholders´ Meeting of Banco Santander, S.A., in accordance with the requirements included in article 40.6 bis of Royal Decree Law 8/2020, of March 17, on extraordinary and urgent measures to address the economic and social impact of COVID-19 in relation with the Proposal for the Application of Profits of mercantile companies in the context of the COVID-19 health crisis, and may not be used for any other purpose.

PricewaterhouseCoopers Auditores, S.L.

(Original in Spanish signed by)

Alejandro Esnal Elorrieta

Partner

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290	2

FREE TRANSLATION OF THE ORIGINAL IN SPANISH

BANCO SANTANDER, S.A. BOARD OF DIRECTORS’ RESOLUTION

APPROVED AT ITS 21 SEPTEMBER 2020 MEETING

The Board of Directors of the Bank in its meeting of 21 September 2020 has resolved to call the Ordinary General Shareholders’ Meeting to be held on 27 October 2020 on second call in the event that, due to failure to reach the required quorum, the meeting cannot be held on first call, which has also been called for 26 October 2020, including the following proposal of application of results for financial year 2019 as it has been drawn up by the Board of Directors in the same session of 21 September 2020:

To approve the application of results in the amount of 3,530,216,306.15 euros obtained by the Bank in financial year 2019, to be distributed as follows:

Euros	1.661.811.458,20	To the payment of the dividend already paid prior to the date of the ordinary General Meeting.
Euros	1.868.404.847,95	to increase the Voluntary Reserve.

Euros	3.530.216.306,15	in total.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 21, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer